January 18, 2007


Via Facsimile 949-475-4756 and U.S. Mail

James J. Moloney
Gibson Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614-8557

Re:	Parlux Fragrances, Inc.
PREC14A filed January 16, 2007
DEFA14A filed January 16, 2007
DEFA14A filed January 12, 2007
SEC File No. 0-15491

Dear Mr. Moloney:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

All defined terms used in this letter have the same meaning as in your filings, unless otherwise indicated. All page references refer to the courtesy copy of the consent solicitation statement you provided supplementally. Note that you should comply with these comments, to the extent applicable, in any future soliciting materials used in connection with this consent revocation solicitation.




PREC14A filed January 16, 2007

1. In numerous places throughout the consent revocation statement, including on the cover page, you allege that Mr. Nussdorf may take actions that will benefit himself and his associates "at the expense of all other Parlux shareholders" if his consent solicitation is successful. Where you make such statements, qualify them by noting that if elected to the Board of Directors of Parlux, Mr. Nussdorf and his nominees will be subject to fiduciary duties as directors which will legally obligate them to act in the best interests of all Parlux shareholders.

2. Refer to the last comment above. You cite to Mr. Nussdorf`s alleged conflicts of interest arising from his affiliation with other companies in the fragrance industry, including some that do business with and compete with Parlux. However, it appears that the current Chairman and Chief Executive Officer of Parlux, Ilia Lekach, was also affiliated with some of the same entities (Perfumania, ECMV) while simultaneously employed by Parlux. Where you discuss what you perceive to be potential conflicts of interest for Mr. Nussdorf, balance that disclosure by noting that your current CEO also faced some of the same conflicts in the past. In addition, explain why you believe Mr. Nussdorf incapable of handling such potential conflicts in the same manner as Mr. Lekach did.

3. We refer to the disclosure at the bottom of page 7 of the consent revocation statement indicating that Ilia Lekach was elected to the
Board of Directors in February 1989 "as a result of a proxy action."
Clarify what you mean by a "proxy action." Did Mr. Lekach gain his position by running a proxy contest and being elected to the board?
Or by affiliating himself with someone else who did? If so, you must address this fact in the numerous places throughout the consent revocation statement where you criticize Mr. Nussdorf for attempting the same thing. For example, on page 1 you assert that "Nussdorf is attempting to take over your Company without paying a control premium." If Mr. Lekach effectively did the same, you must disclose here and anywhere else in the consent revocation statement where such allegations are made.

4. In an appropriate section of the consent revocation statement, disclose that Mr. Lekach partnered with Mr. Nussdorf in a proposal to acquire Parlux in 2003. In addition, expand the disclosure generally to indicate why Mr. Lekach did so, given the arguments you make against allowing Mr. Nussdorf to obtain control of Parlux.

Cover Page

5. List the names of all participants as defined in Instruction 3 to
Item 4 of Schedule 14A on the cover page of the consent revocation statement.


Reasons to Reject Nussdorf`s Consent Solicitation Proposals, page
1

6. In the third bullet point under number 1 at the bottom of page
1,
you assert that if Nussdorf makes a proposal to acquire the Company, you believe it should be considered by your current Board of Directors ... "rather than his own handpicked nominees." Here and wherever you make this point in the consent revocation statement, balance your discussion by noting that (i) Mr. Nussdorf`s Board could designate an independent committee to consider any acquisition proposal by Mr. Nussdorf or his affiliates; and (ii) the Board has previously done so with respect to acquisition proposals by Mr. Lekach.

7. Refer to the first bullet point under number 5 on page 2. Quantify the "improving operating performance" of the Company to which you refer. That is, by what measurements is the Company`s performance improving? Provide relevant figures and dates.

Background of the Consent Revocation Solicitation, page 3

8. Where you address the two prior indications of interest in acquiring Parlux by Mr. Lekach and his affiliated entities, in each case, describe the response of the Board or any sub-group of the Board designated to respond to Mr. Lekach`s proposals.

9. In light of the arguments you make concerning Mr. Nussdorf`s potential conflicts of interest arising from his affiliations with companies that do business with or compete with Parlux, explain why the Board of Directors approved the purchase by him and his brother of in excess of 15% of Parlux`s common stock as recently as August 2006. In addition, expand the discussion of such approval to clarify the effect on Glenn and Stephen Nussdorf. That is, what could he and his brother do with the approval of the Board for such purchases that they could not have done without it?

10. Refer to the third from the last paragraph in this section.
Describe the other matters the Board discussed at the January 4,
2007
meeting during which it met to consider Mr. Nussdorf`s consent solicitation.

11. We note that at the January 4, 2007 meeting, the Board also approved the repurchase by the Company of 10,000,000 outstanding common shares. Describe the anticipated timing of these repurchases, how they will be affected, and any potential impact on the consent revocation solicitation.

Participants in the Company`s Solicitation, page 6
12. As you know, Item 5 of Schedule 14A requires you to describe the
interests of all participants (as defined in Instruction 3 to Item
4)
in this solicitation. Add a section discussing and quantifying where possible each participant`s interest in this matter. As to those participants and Parlux affiliates who may receive change in control and other payments if Mr. Nussdorf`s solicitation is successful, please quantify the cash and in kind payments each would receive.

13. Refer to our last comment above. We understand from the disclosure in Mr. Nussdorf`s proxy materials that Mr. Lekach and his wife owe a debt to Mr. Nussdorf`s brother Stephen Nussdorf. However, we do not see a discussion of this in your consent revocation statement. Please include it in the new section added in response to our comment above.

Professional Advisors, page 6
14. Provide all of the disclosure required by Item 4(b)(3) of
Schedule 14A as to Joele Frank, Wilkinson Brimmer Katcher. Your revised disclosure should include a discussion of the activities the public relations firm will perform in connection with this consent revocation solicitation.

15. Please confirm your understanding that all written scripts to be used by proxy solicitors or others engaged to solicit revocations must be filed as proxy materials.

Annex A Certain Information Regarding Participants
16. Provide the explanatory disclosure contained in Item 4 of the
Schedule 13D/A filed by Ilia Lekach on January 12, 2007 in the footnote to this table of transactions in the Company`s common stock during the last two years.

DEF14A filed January 16, 2007

17. Rule 14a-9 of Regulation 14A prohibits "[m]aterial which directly impugns character, integrity or personal reputation..." We believe the allegations that Mr. Nussdorf is attempting to "steal" control of
Parlux without payment implicates Rule 14a-9. Avoid making such aspersions in future soliciting materials, including in the revised consent solicitation statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* it is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the revised consent revocation statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.



Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions


James J. Moloney, Esq.
January 18, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE